Exhibit 16.1

June 3, 2010

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Ladies and Gentlemen:

We have read Item 4.01 of Form 8-K dated June 4, 2010, of Nash-Finch Company and are in agreement with the statements contained in the section “Dismissal of previous independent registered public accounting firm” therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

/s/ Ernst & Young LLP